

Mail Stop 3561

May 22, 2009

Via U.S. Mail

Robert E. Cauley
Chairman, Chief Executive Officer and President
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ 07652

> **Re:** **Opteum Mortgage Acceptance Corporation**
> **Registration Statement on Form S-3**
> **Filed April 28, 2009**
> **File No. 333-158862**

Dear Mr. Cauley:

We have limited our review of your filing for compliance with Regulation AB. Our limited review covers only those issues addressed in the comments below. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Robert E. Cauley
Opteum Mortgage Acceptance Corporation
May 22, 2009
Page 2

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than two business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within two business days of each takedown.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. In this regard, we note instances in the base prospectus where you contemplate "other" types of structural features. Below are some examples:

    - "by a type of instrument other than a special hazard policy" on pages 49-50;
    - "or other cash flow agreement" in the last full paragraph on page 50;
    - "or alternate form of credit enhancement" in the second full paragraph on page 51; and
    - "or alternate form of credit support" in the second full paragraph on page 51.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

6. Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings. For purposes of this comment letter, the page numbers correspond to the version of the filing provided by counsel.

7. In your next amendment, please ensure that at least a majority of the depositor's Board of Directors, or persons performing similar functions, have signed the registration statement.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

General

8. Please tell us whether the asset pool may include loans that have been modified. If so, disclose the nature of the modification and provide data regarding how many loans have been modified by each category of modification.

Summary of Prospectus Supplement, page S-4

9. Please revise the summary to identify the denominations in which the certificates may be issued. Refer to Item 1103(a)(3)(iv) of Regulation AB.

The Mortgage Loans, page S-6

10. We note the mortgage loans will be alt-A or subprime mortgage loans. Please revise your summary of material characteristics of the asset pool to include characteristics relevant to these types of mortgage loans. For example, we would anticipate seeing FICO score information and the number and percentage of each type of nonconforming loan included in the asset pool. Refer to Item 1103(a)(2) of Regulation AB.

Net Monthly Excess Cashflow Distributions, page S-8

11. Please revise this section to include what appears to be missing text.

The Corridor Contract, page S-10

12. Please include a bracketed placeholder to confirm that you will identify the corridor contract counterparty and any party providing a guaranty of the obligations of the corridor contract counterparty. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Servicing Fee, page S-11

13. Please revise here and under the heading "Servicing Fee" on page S-11 of Prospectus Supplement No. 2 to provide disclosure regarding the distribution priority of the servicing fees. Refer to Item 1103(a)(7) of Regulation AB.

[A Transfer of Servicing May Result in Increased Losses . . . , page S-25

14. We note your disclosure that when the servicing of mortgage loans is transferred, there is generally a rise in delinquencies associated with such transfer. Please revise to provide a discussion of why delinquencies generally rise in these circumstances.

Recent and Current Events in the Market for Residential Mortgage-Backed . . . , page S-26

15. We note the lengthy discussion under this risk factor and also the risk factor entitled "Impact of Mortgage Loan Modifications" starting on page S-28. Please revise each of these risk factors to divide the various risks and discuss under separate risk factor headings so that investors can better understand the various types of risks associated with this transaction. Similarly revise your disclosure in Prospectus Supplement No. 2.

The Certificate Insurer, page S-48

16. We note your disclosure on page S-48 of Prospectus Supplement No. 1 and on page S-40 of Prospectus Supplement No. 2 that no representation is made by the company, the master servicer, the underwriters or any of their affiliates as to the accuracy and completeness of certain information. A disclaimer as to the accuracy and completeness of the information provided in the prospectus is not appropriate. Please delete these disclaimers.

Table of Fees and Expenses, page S-58

17. Please revise your table here and on page S-71 of Prospectus Supplement No. 2 to provide disclosure regarding the distribution priority of all fees and expenses. If the amount of the fees and expenses is not fixed, provide the formula used to determine such fees and expenses. In a footnote or other accompanying narrative disclosure, describe the timing or amount of such fees or expenses, including any restrictions or limits on fees or whether the estimate may change in certain instances, such as in an event of default. Please confirm that such fees and expenses cannot be changed without notice to, or approval by, security holders or disclose. Refer to Item 1113(c) of Regulation AB.

The Sponsor and the Servicer, page S-78

18. Please revise to describe your securitization program including how long you have been engaged in securitizing assets. Please also disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event. Similarly revise your disclosure in Prospectus Supplement No. 2. Refer to Item 1104(c) of Regulation AB.

The Depositor, page S-79

19. Please also disclose whether any prior securitizations involving the depositor have defaulted or experienced an early amortization or triggering event. Similarly revise your disclosure in Prospectus Supplement No. 2. Refer to Item 1106 of Regulation AB.

The Master Servicer and the Servicers, page S-84

20. We note that the first sentence of the second paragraph on page S-85 begins with the following bracketed language: [[For subprime loans]. Please clarify whether the disclosure in this paragraph relates only to subprime loans. If not, please describe any special or unique factors involved in servicing subprime assets and the servicer's processes and procedures which are designed to address such factors. Refer to Item 1108(c)(3) or Regulation AB.

The Master Servicer, page S-86

21. Please include a bracketed placeholder to confirm that you will include information regarding the length of time the master servicer and any additional servicer(s) have been servicing assets. Provide similar disclosure in Prospectus Supplement No. 2. Refer to Item 1108(b)(2) or Regulation AB.

Prospectus Supplement No. 2 (Mortgage-Backed Notes)

The Servicing Agreement, page S-66

22. Please revise to provide additional disclosure regarding the material terms of the servicing agreement, including information regarding collections, any special or unique factors involved in servicing subprime assets, arrangements whereby the servicers is required or permitted to provide advances of funds and the ability of the servicer to waive or modify any terms, fees, penalties or payments on the assets. Refer to Item 1108(c) of Regulation AB.

23. We note your disclosure in the last sentence of the first full paragraph on page S-67 that a certain percentage of the loans will be subject to a servicing transfer. To the

extent this falls within the risk factor titled "A Transfer of Servicing May Result in Increased Losses and Delinquencies on the Mortgage Loans" on page S-25 of Prospectus Supplement No. 1, please revise the risk factor accordingly.

Originators and Servicers, page S-67

24. We note your disclosure on the bottom of page S-67 that a certain percentage of the mortgage loans have been originated generally in accordance with the credit, appraisal and underwriting standards acceptable to a certain originator. Please provide disclosure reflecting any loan exceptions granted that deviate from any of the originator's underwriting standards listed above. Describe the nature of the exception. Refer to Item 1111(a)(3) of Regulation AB.

25. We note that you have included a bracketed placeholder relating to Subservicers on page S-68. Please advise us why such information appears before the disclosure relating to the master servicer on page S-72 or revise so that your prospectus supplement is logically organized.

Base Prospectus

General

26. We note on the cover of the base prospectus that the issuing entity will be secured by a pool of mortgage loans including junior liens, home equity revolving lines of credit, multifamily properties, commercial properties, mixed residential and commercial properties and manufactured housing conditional sales contracts and installment loans agreements or interests therein. We note, however, on page S-6 of Prospectus Supplement No. 1 and page S-7 of Prospectus Supplement No. 2 that the issuing entity will include conventional, one-to four-family mortgage loans secured by first liens on residential mortgage properties. Please advise. Additionally, please revise the base prospectus to limit the assets the will be included in the issuing entity to those assets currently describe in the form of prospectus supplements included in the registration statement. Alternatively, please include a form of prospectus supplement for each type of mortgage loan that may be included in the issuing entity.

Underwriting Standards, page 12

27. We note your disclosure in the last sentence in the first paragraph under this heading that the reunderwriting standards will "generally" be in accordance with the same standards as those for mortgage loans which are directly underwritten. Please revise to discuss how these standards may differ.

28. We note your disclosure on page 14 that the mortgaged properties will generally be appraised by licensed appraisers or through an automated valuation system. Please provide additional disclosure regarding the percentage of properties appraised by licensed appraisers and the percentage appraised by the automated valuation system. Also, please confirm that mortgaged properties will not be appraised by non-licensed appraisers. Provide a brief discussion here regarding the automated valuation systems, including a description of the type of information used to assess creditworthiness.

Servicing of Mortgage Loans, page 18

29. We note your disclosure in the last sentence of the first paragraph of this section that the prospectus supplement will describe any provision that materially differs from the description contained in the prospectus. Disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly here and also in the carryover sentence between pages 59 and 60.

The Servicers, page 19

30. We note your disclosure that the servicer may delegate servicing responsibilities to affiliates of the depositor or the seller. Please add bracketed language to the summaries of the prospectus supplements to indicate that you will disclose, when known, all affiliated servicers, regardless of whether such servicers represent 10% or more of the mortgage pool. Refer to Item 1108(a)(2) of Regulation AB.

Collection and Other Servicing Procedures; Mortgage Loan Modifications, page 19

31. We note your disclosure in the second paragraph under this heading that the master servicers or any servicer will be permitted, in its discretion, to waive any prepayment premium, late payment charge or other charge in connection with any mortgage loan. Please provide additional disclosure regarding the servicers' discretion to extend relief to delinquent mortgagors, including any limiting criteria.

Description of Credit Enhancement, page 46

32. Please revise your Description of Credit Enhancement section to provide a discussion of corridor contracts.

Use of Proceeds, page 132

33. We note your disclosure in the second sentence that the depositor expects to make additional sales of securities similar to the offered securities from time to time. Please confirm that additional issuances contemplated at a later date will be

Robert E. Cauley
Opteum Mortgage Acceptance Corporation
May 22, 2009
Page 8

registered at this time or conducted in a transaction exempt from the federal
securities laws.

Part II – Information Not Required in Prospectus, II-1

Item 16. Exhibits, II-2

Exhibit 5.1

34. We note in the second sentence of the third paragraph of the opinion that you have
assumed the necessary entity power, authority, authorization, execution,
authentication, offer and sale of and for each series of pass-through certificates and
notes at the time of the takedown thereof under the registration statement, pursuant
to and in accordance with the related pooling and servicing agreement or indenture,
underwriting agreement and prospectus supplement. We view this statement as
assuming corporate authority which is a legal conclusion that should be opined
upon by legal counsel. Please revise your opinion to remove this assumption as it
relates to your client, Opteum Mortgage Acceptance Corporation.

35. We note in the forth paragraph that counsel does not express any opinion
concerning any laws other than, among others, the laws of the State of Delaware *to
the extent applicable*. Please provide a revised opinion that does not contain this
jurisdictional qualification.

36. We note that paragraph 3 contains a short-form tax opinion. As such, the
prospectus and each form of prospectus supplement must clearly state that the
"Federal Income Tax Consequences" section is counsel's opinion. We note, for
example, the use of "will deliver its opinion generally to the effect that" and "will
deliver an opinion that, in general" is used in these sections. Please revise these
sections accordingly.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

8

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3574 with any other questions.

Regards,

Julie F. Bell
Attorney-Advisor

cc: Richard D. Simonds, Jr.
   Fax: (212) 768-6800